FOR IMMEDIATE RELEASE          Contact:  Guy T. Marcus    Barbara Johnson
July 2, 1997                             VP-Inv. Rel.     Media Rel.
                                         214/978-2691     713/676-8097


              BROWN & ROOT WINS NORTH SEA CONTRACT FOR AMERADA HESS

     DALLAS, Texas -- Brown & Root Energy Services, a subsidiary of Halliburton Company (NYSE:HAL), has been awarded a facilities contract, valued at almost $300 million for Amerada Hess' South Arne field development in the Danish sector of the North Sea. The workscope comprises detailed design, procurement fabrication, installation and commissioning of a concrete gravity base sub-structure (GBS), topsides facilities and a subsea drilling template and guide piles.
     "The platform will be unusual in that the topsides will be supported on the GBS by one concrete tower and a steel lattice drilling tower/conductor frame," explained Lindsay Woodhead, Brown & Root's project manager. "The design saves on cost and shortens the fabrication schedule."
     Current plans are to construct the 100,000-ton GBS at BARMAC's newly-refurbished dock at Nigg, Scotland. BARMAC, jointly owned by Brown & Root and J. Ray McDermott, will use 28,000 cubic meters of concrete in the structure, which will be capable of storing 550,000 barrels of oil.
     BARMAC also will fabricate the platform topsides at its Nigg and Ardesier yards. Installation of the drilling template as well as the GBS will be carried out by Rockwater, the subsea arm of Brown & Root Energy Services.

                                    - more -

                                Page 5 of 6 Pages
                       The Exhibit Index Appears on Page 4

Halliburton Company



     Don Wright, managing director of BARMAC, said 400 people will be employed at peak manning level at Ardersier on the topsides and steel tower and the construction of the concrete base will employ up to 500 workers.
     Brown & Root anticipates fabrication start-up in September of the GBS and the topsides, with GBS installation in March 1999 and topsides installation in April 1999. Sub-surface work will commence in September with the installation of the drilling template.
     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                     # # #

                               Page 6 of 6 Pages
                       The Exhibit Index Appears on Page 4